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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 26 2016

Washington DC

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SEC FILE NUMBER
8 - 34918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Meeschaert Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Madison Ave, 23rd Floor
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregori A. Volokhine 212-823-0800
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name -- *if individual, state last, first, middle name*)

666 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greogri Volokhine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meeschaert Capital Markets, Inc., as of December 31 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SHAWN R CARPENTER
Notary Public - State of New York
NO. 01CA6263208
Qualified in New York County
My Commission Expires

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
MEESCHAERT CORPORATION)

Statement of Financial Conditions
Pursuant to Rule 17a-5 under
the Securities and
Exchange Act of 1934

December 31, 2015

Meeschaert Capital Markets, Inc.
(A Wholly-Owned Subsidiary of
Meeschaert Corporation)
Table of Contents
Year Ended December 31, 2015

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3–7



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Meeschaert Capital Markets, Inc.
(a wholly-owned subsidiary of Meeschaert Corporation)

We have audited the accompanying statement of financial condition of Meeschaert Capital Markets, Inc. (the "Company") as of December 31, 2015, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

As more fully described in Notes 1 and 4 to the financial statements, the Company has material transactions with Meeschaert Corporation (the "Parent") and Meeschaert Financial Services (the "Affiliate"). Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties.

PKF O'Connor Davies, LLP

February 26, 2016

Meeschaert Capital Markets, Inc.
(A Wholly-Owned Subsidiary of
Meeschaert Corporation)

Statement of Operations
Year Ended December 31, 2015

Assets	
Cash and cash equivalents	$ 652,017
Receivable from broker	13,506
Prepaid expenses	6,723
Prepaid income taxes	1,444
Accounts receivable	64,726
Due from affiliate	49,441
Furniture and equipment, net of accumulated depreciation	2,550
TOTAL ASSETS	$ 790,407
Liabilities and Stockholder's Equity	
Accounts payable and accrued expenses	$ 53,559
Due from parent	26,954
Total liabilities	80,513
Stockholder's Equity	
Capital stock	100
Additional paid-in capital	1,539,568
Accumulated Deficit	(829,774)
Total Stockholder's Equity	709,894
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 790,407

See Notes to Statement of Financial Condition

Meeschaert Capital Markets, Inc.
(A Wholly-Owned Subsidiary of
Meeschaert Corporation)

Notes to Statement of Financial Condition
December 31, 2015

1. Organization and Operation

Meeschaert Capital Markets, Inc. (the "Company") is incorporated under the laws of the State of Texas and is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an intrducing broker under Securities Exchange Act of 1934 SEA Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer.

The majority of the Company's business is dependent upon a small number of customers in France. The Company is a wholly-owned subsidiary of Meeschaert Corporation (the "Parent").

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investment instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

Receivable from Broker

In the normal course of business, substantially all of the Company's introduced securities transactions, money balances and security positions are transacted through the Company's clearing broker. The Company is subject to credit risk to the extent that the clearing broker with which it conducts business is unable to fulfill contractual obligations on its behalf.

2. Summary of Significant Accounting Policies *(continued)*

Furniture and Equipment, net

Furniture and equipment is recorded at cost. Depreciation is recorded using the straight line method over periods ranging from 3 to 7 years. The cost of retired property and the related accumulated depreciation is removed from the accounts, and any loss is recorded as a charge to operations. Maintenance and repair costs are expensed as incurred.

Revenue Recognition

Security commision revenue and expense on introduced securities transactions are recorded on a trade date basis. The Company earns commissions pursuant to a Commission Sharing Agreement. In addition, the Company earns income for media appearances from the Company's President. Revenue is recognized when fixed or determinable under the terms of the respective agreements, the services are provided, and collection is reasonably assured.

Employee Compensation and Benefits

Employee compensation and benefits are expensed in the current year for services rendered.

Income Taxes

The Company is organized in the United States and files a federal income tax return,and state and local income tax returns. Income taxes are accounted for using the liability method. Under this method, income taxes are provided for taxes currently payable and those deferred due to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis.

The Company recognizes the effect of income tax positions only when they are more likely than not of being sustained. At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to 2012.

Subsequent Events

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is February 25, 2016.

3. . Furniture and Equipment, net (continued)

At December 31, 2015, the classes of furniture and equipment and the related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Furniture	$ 89,734	$ 87,184	$ 2,550
Equipment	125,730	125,730	0
	$ 215,463	$ 212,913	$ 2,550

4. Related Party Transactions and Commitments

Occupancy

The Parent and the Company entered into a lease agreement for office space at 600 Madison Avenue, whereby the Company has to make monthly payments of $5,000 to the Parent.

Expense Reimbursement from Parent

The amount due to parent as of December 31, 2015 amounted to $26,954 which represented invoices paid by Meeschaert Corporation on Meeschaert Capital Markets' behalf.

Media Income

The Company's President and Chief Compliance Officer has been contracted to appear in various forms of media to discuss financial industry related topics on behalf of the Company. As a result of these engagements, the Company earned $500,000 in media revenue for 2015. The agreement is between Meeschaert Capital Markets Inc. and the Parent of the Parent Company in Paris, Societe D'Etude Et De Gestion Financiere Meeschaert, "SEGFM".

Expense Sharing with Affiliate

The Affiliate (Meeschaert Financial Services) and the Company entered into an expense sharing agreement for the usage of a Bloomberg service platform. The Company allocates 50% of all Bloomberg expenses to the Affiliate. As of December 31, 2015, total due from Affiliate is $49,441.

4. Related Party Transactions and Commitments (continued)

Commissions From Affiliated Entities (continued)

The Company earns commissions on securities transactions introduced to its clearing broker from investment funds that are managed by an affiliated entity. During 2015, the Company's share of introduced commissions earned on affiliated entity investment funds totaled $215,822.

5. Accounts Receivable

The Company earns income via a commission sharing agreement ("CSA") with CamGestion (BNP Paribas and other money managers). The account receivable balance consists of $64,726 is based on management's best estimate for the 2015 fourth quarter. Due to the Company's history with CamGestion management does not believe an allowance for doubtful accounts is needed.

6. Concentration of Credit Risk

The Company is subject to concentrations of credit risks consist of cash and cash equivalents receivable from broker. The Company maintains its cash accounts with qualified financial institutions. The Company's management monitors the financial condition of the broker and does not anticipate any losses.

7. Off-Balance Sheet Risk

In the normal course of business, the Company introduces, as an agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the clearing broker, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amounts of the transaction. The Company's counterparties include U.S. and foreign customers, brokers and dealers that are members of regulated exchanges. The Company does not anticipate nonperformance by such customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

8. Capital Stock

The Company is authorized to issue 20,000 shares of preferred stock with no par value. No preferred stock is issued or outstanding.

8 Income Taxes (continued)

Deferred income taxes relate to the differences arising from the different accounting methods for financial reporting and the income tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The primary temporary differences are net operating losses.

Realization of deferred tax assets is dependent upon future taxable income, the timing and amount of which are uncertain. The Company recorded a full valuation allowance against its deferred tax asset. The Company's net deferred tax asset is summarized as follows:

	2015	2014
Gross deferred tax asset	$393,764	$438,863
Valuation allowance	(393,764)	(438,863)
Net deferred tax asset	$ -	$ -

The Company has available operating loss carryforwards sufficient to offset taxable income in 2015, accordingly a provision for income taxes has not been provided in the accompanying financial statements.

At December 31, 2015, the Company has available loss carryforwards of approximately $900,000 that expire between 2029 and 2032, if not utilized.

9. Retirement Plan (continued)

The Company maintains a 401(k) retirement plan which covers qualified employees. The Company's contribution to the plan is based on a percentage of employees' contributions. For the year ended December 31, 2015, the Company made a contribution of $2,919 which is included in employee compensation and benefits.

10. Regulatory Requirements

The Company is subject to the SEA Uniform Net Capital Rule (Rule 15c3-1) Under the Securities Exchange Act of 1934("SEA"), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31,2015, the Company had net capital of $571,504 which was $566,137 in excess of its minimum requirement. The Company's net capital ratio was 0.14 to 1 as of December 31, 2015.